1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2006

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated June 16, 2006	1

FORWARD-LOOKING STATEMENTS

The Announcement of TOM Online Inc. (the “Company”), constituting Exhibit 1.1 to this Form 6-K, contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s 2005 annual report on Form 20-F as filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: June 16, 2006	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Legal Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 8282)

REVISION OF 2006 CAP FOR

CONTINUING CONNECTED TRANSACTIONS

As disclosed in the 2005 Annual Report, the Company has entered into the Media Services Agreement with TOM International for the provision of Media Services to the Group. As TOM International is an Associate of TOM Group, a substantial shareholder of the Company under the GEM Listing Rules, the Transactions constituted continuing connected transactions of the Company. The Cap for the Media Services under the Media Services Agreement for the year ending 31 December 2006 is HK$5,000,000.

Based on the Group’s internal projection of fees payable under contracts under negotiations, which are expected to be signed in 2006, the Company anticipates that the maximum total amount of fees to be paid by the Group for the Media Services under the Media Services Agreement for the year ending 31 December 2006 will amount to approximately HK$12,000,000, which will exceed the 2006 Original Cap. The 2006 Original Cap will therefore be revised from HK$5,000,000 to HK$12,000,000 accordingly.

As the 2006 Revised Cap exceeds the 2006 Original Cap, pursuant to Rule 20.36(1) of the GEM Listing Rules, the Company is required to re-comply with Rules 20.35(3) and (4) of the GEM Listing Rules. However, as each of the applicable percentage ratios for the transactions under the Media Services Agreement (based on the 2006 Revised Cap) is less than 2.5%, the Transactions are only subject to the reporting and announcement requirements set out in Rules 20.45 to 20.47 of the GEM Listing Rules and no independent shareholders’ approval is required.

MEDIA SERVICES AGREEMENT

As disclosed in the section headed “CONNECTED TRANSACTIONS” in the 2005 Annual Report, the Company has entered into the Media Services Agreement with TOM International, details of which are as follows:

Date:	26 September 2003

Parties:	(1) the Company (2) TOM International

Services provided or to be provided:	TOM International shall provide, and/or use reasonable endeavours to procure the provision of certain goods and services to the Group on a non-exclusive basis, including print and publishing services, advertising services, public relations and sports event management and other organization services, content, advertising services and other marketing or promotional services in relation to the television channel operated by China Entertainment Television Broadcast Limited (“Media Services”).

Fee:	The fee payable for the provision of the Media Services shall be separately determined and agreed between such member of TOM Group who provides the relevant Media Services and such member of the Group who requests the Media Services prior to their entering into each of such transaction.

Charging basis:	The fee for the Media Services shall be calculated with reference to the market rate for the provision of the relevant Media Services.

Term:	From 26 September 2003 and expiring on 31 December 2006.

Continuing connected transactions

As TOM International is an Associate of TOM Group, a substantial shareholder of the Company under the GEM Listing Rules, the Transactions constituted continuing connected transactions of the Company.

Annual Caps:

For the year ended 31 December 2004 – HK$3,000,000

For the year ended 31 December 2005 – HK$4,000,000

For the year ending 31 December 2006 – HK$5,000,000 (“2006 Original Cap”)

The basis for determining the above Caps has been disclosed in the prospectus of the Company dated 2 March 2004.

As disclosed in the 2005 Annual Report, the Stock Exchange has granted a waiver to the Company for compliance with the announcement and shareholders’ approval requirements under Rules 20.35 and 20.36 of the GEM Listing Rules, respectively, during the remaining term of the Media Services Agreement.

2006 Revised Cap and re-compliance of the GEM Listing Rules

For information purpose, the fees paid by the Group to TOM International for the Media Services for the years ended 31 December 2004 and 2005 amounted to HK$164,850 and HK$1,871,000, respectively. The fees payable for the provision of the Media Services for the five months ended May 2006 was approximately HK$3,600,000, which has not exceeded the 2006 Original Cap.

Based on the Group’s internal projection of fees payable under contracts under negotiations of approximately HK$8,000,000, which contracts relate to the provision of wireless contents and are expected to be signed in 2006, the Company anticipates that the maximum total amount of fees to be paid by the Group for the Media Services under the Media Services Agreement for the year ending 31 December 2006 will amount to approximately HK$12,000,000, which will exceed the 2006 Original Cap. The 2006 Original Cap will therefore be revised from HK$5,000,000 to HK$12,000,000 accordingly.

As the 2006 Revised Cap exceeds the 2006 Original Cap, pursuant to Rule 20.36(1) of the GEM Listing Rules, the Company is required to re-comply with Rules 20.35(3) and (4) of the GEM Listing Rules. However, as each of the applicable percentage ratios for the transactions under the Media Services Agreement (based on the 2006 Revised Cap) is less than 2.5%, the Transactions are only subject to the reporting and announcement requirements set out in Rules 20.45 to 20.47 of the GEM Listing Rules and no independent shareholders’ approval is required.

If the Media Services Agreement (which will expire on 31 December 2006) is renewed by the parties, the Company will re-comply with the relevant requirements for continuing connected transactions under the GEM Listing Rules.

The Directors, including the independent non-executive Directors, consider that the Transactions are and will continue to be conducted in the usual and ordinary course of business of the Group and in accordance with the terms of the Media Services Agreement, and are and will be based on normal commercial terms (and such terms no less favourable to the Group than terms available to or from independent third parties). The Directors are of the view that the terms of the Media Services Agreement and the 2006 Revised Cap are fair and reasonable and in the interest of the shareholders of the Company as a whole.

GENERAL

The Company is an internet company in the PRC providing value-added multimedia products and services. It delivers its products and services from its Internet portal to its users both through their mobile phones and through its websites. Its primary business activities include wireless value-added services, online advertising and commercial enterprise solutions.

DEFINITIONS

“2005 Annual Report”	means the annual report of the Company for the year ended 31 December 2005

“2006 Revised Cap”	means HK$12,000,000, being the revised annual cap for the year ending 31 December 2006 in respect of the Transactions under the Media Services Agreement

“Associates”	has the same definition as described under the GEM Listing Rules

“Board”	means the board of directors of the Company

“Cap”	means the maximum annual aggregate value of a transaction

“Company”	means TOM Online Inc., a company incorporated in the Cayman Islands with limited liability, whose shares are listed on the GEM

“Director(s)”	means the director(s) of the Company

“GEM”	means the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	means the Rules Governing the Listing of Securities on the GEM

“Group”	means the Company and its subsidiaries

“HK$”	means Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China

“Media Services”	has the meaning ascribed to it in the description of “Services provided or to be provided” under the Media Services Agreement

“Media Services Agreement”	means the media services agreement dated 26 September 2003 entered into between the Company and TOM International for the provision of certain goods and services to the Group

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“TOM Group”	means TOM Group Limited, a substantial shareholder (as defined under the GEM Listing Rules) of the Company

“TOM International”	means TOM Group International Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of TOM Group. Its principal activities are the operation of the tom.com portal and managing strategic investments of TOM Group in PRC

“Transactions”	means the transactions contemplated under the Media Services Agreement, being the provision of the Media Services by TOM International to the Group

By Order of the Board TOM ONLINE INC. Pessy Yu Company Secretary

Hong Kong, 16 June 2006

As at the date hereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Jay Chang	Ms. Tommei Tong (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss	Ms. Angela Mak	Dr. Lo Ka Shui
Ms. Elaine Feng
Mr. Fan Tai	Alternate Director:
Mr. Wu Yun	Mrs. Susan Chow
(Alternate to Mr. Frank Sixt)

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose